Filed by SoftBank Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

SoftBank-Sprint Transaction

Creating a stronger, well-capitalized Sprint, better positioned to compete against the American telecom duopoly

“Our track record of innovation, combined with Sprint’s strong brand and local leadership, provides a constructive beginning toward creating a more competitive American wireless market.” – Masayoshi Son, Chairman and CEO of SoftBank (October 15, 2012)

Welcome

On October 15, 2012, SoftBank and Sprint announced an agreement under which SoftBank will invest $20.1 billion in Sprint, including $12.1 billion to be distributed to Sprint stockholders and $8.0 billion of new capital to strengthen Sprint’s balance sheet. Following closing, SoftBank will own approximately 70% and Sprint’s equity holders will own approximately 30% of the company on a fully-diluted basis.

The SoftBank transaction provides Sprint shareholders with near-term cash, stock and synergies collectively representing a 21% premium to the preliminary, highly-levered proposal introduced by DISH. Moreover, Sprint shareholders will have the opportunity to participate in a better-capitalized, competitively enhanced Sprint, led by SoftBank – a global wireless and technology leader.

SoftBank has a proven track record for value creation in the wireless industry. Since acquiring Vodafone Japan in March 2006, SoftBank has successfully competed against well-funded Japanese telecom incumbents to build SoftBank Mobile into one of the world’s leading wireless providers. SoftBank has best-in-class network expertise, a strong history of innovation and deep, strategic relationships throughout the global wireless and technology ecosystems. SoftBank plans to use these capabilities and the enhanced wireless scale of the combined companies to drive near-term synergies and long-term value creation opportunities through improved operating efficiencies and enhanced consumer services.

The SoftBank transaction is fully financed and on track to obtain the remaining regulatory approvals for an expected close in early July 2013. SoftBank looks forward to working with the Sprint management team and shareholders to create an even stronger wireless carrier, better able to compete against the ongoing U.S wireless duopoly.

This website contains information related to the SoftBank/Sprint transaction. Please read the materials carefully and visit frequently to learn about new developments through the closing of the transaction.

[Link: What People are Saying]

[Link: April 30, 2013 SoftBank Transaction Presentation (materials)]

[Link: April 30, 2013 Softbank Transaction Presentation (video)]

[Link: Franklin Court Partners Study]

Third Party Commentary on SoftBank / Sprint Transaction

Debt & Balance Sheet

“SoftBank is beating all comers in the race for Sprint Nextel. Dish Network’s $25.5 billion bid may look better on paper, but it actually falls short of SoftBank’s $20.1 billion proposal. The Dish pitch would pump the U.S. telecom’s debt levels so high that they could weaken the combined company – and leave investors with a pay TV business poised for decline.”

“While SoftBank would inject $8 billion of cash into Sprint, Dish would pile on debt. With the $9 billion Dish would need to complete the transaction and additional amounts for spectrum and finishing Sprint’s network, the combined firm’s net debt would be about $40 billion. That’s five times EBITDA, and it probably wouldn’t fall any time soon. What’s more, the prodigious profits Dish would bring to the combined firm may not last, as satellite TV becomes increasingly vulnerable to competition from internet video.”

SoftBank beating all comers in race for Sprint, Reuters Breakingviews

April 30, 2013

“The most arresting [of Mr Son’s valuation sums] were around the cost to Sprint of the delay in much-needed investment (61c/share) should it choose to wait for Dish, and the hefty $1bn (9c/share) charge if the SoftBank deal is broken.”

SoftBank: Sprint finish, Financial Times Lex Column

April 30, 2013

“In many ways, SoftBank’s proposal, which delivers a one-time $4.9 billion cash infusion into Sprint on top of the $3.1 billion the Japanese carrier has already invested, seems to carry lower risk.”

Heard on the Street: Sprint Shareholders Shouldn’t Rush Into Dish’s Arms, Wall Street Journal

April 30, 2013

“Softbank is providing capital that would fund Sprint’s network construction and leave the company with a slimmer balance sheet.”

Sprint gets waivers from Softbank to talk to Dish, The Deal

April 29, 2013

“The wireless industry might prefer Ergen to win over Softbank because Ergen’s resulting debt leverage would hamper his ability to invest the necessary capital to be competitive.”

Intel Backs SoftBank Offer for Sprint Over Dish, TheStreet (quoting an analyst with BTIG)

April 29, 2013

“SoftBank brings a cash infusion for Sprint; Dish brings a boatload of debt.”

“Standard & Poor’s and Moody’s revised their outlooks on Sprint’s credit rating to ‘developing’ and ‘uncertain,’ respectively, upon Dish’s bid. In contrast, S&P and Moody’s put the ratings on review for a possible upgrade following SoftBank’s offer.”

Debt Dish May Give Sprint Indigestion, Wall Street Journal

April 25, 2013

“The proposed transaction with Dish leaves the combined entity with potentially too much leverage for a company with investment-grade competitors.”

Sprint Lenders Clash With Owners on Dish Bid: Corporate Finance, Bloomberg News (citing a money manager with Seix Investment Advisors LLC)

April 18, 2013

“On the face of it the Dish bid looks dangerously levered. Dish-Sprint would have more than $40bn in net debt, nearly five times expected earnings before interest, tax, depreciation and amortisation. Additionally, Dish would have to spend billions building out a network to make use of the spectrum it has, to support a unified offering of mobile phone, internet and video services. Finally, Dish would be responsible for continuing losses at Clearwire, a wireless internet provider that Sprint is buying. Clearwire burnt through $500m last year, an improvement over 2011. People close to the company said the losses would continue for years.”

Rival offers weighed up in race for Sprint, Financial Times

April 17, 2013

“[T]he company would likely have less flexibility to make additional investments into its wireless network and/or acquisitions under Dish’s proposal than under SoftBank’s deal terms.”

Wall Street Divided Over Dish Deal, Wall Street Journal MoneyBeat (citing an analyst with Gabelli & Company)

April 16, 2013

“Sprint is heavily indebted already, and Dish would issue about $9 billion in debt to finance the acquisition, bringing the total for the combined company to $47 billion, Novosel calculates. That’s about 5.8 times the combined company’s annual earnings before interest, taxes, depreciation and amortization, which would call into question the company’s ability to pay off its debt, he said.”

Dish’s Ergen says Sprint debt manageable, Associated Press (citing a corporate bond analyst with Gimme Credit)

April 16, 2013

“With SoftBank, Sprint would get an additional $4.9 billion of cash and a majority owner willing to weather the short-term pains of churn and heavy investment.”

Heard on the Street: Serving up Sprint on a Dish, Wall Street Journal

April 15, 2013

“If Dish were to acquire Sprint, the combined company would take on about $36 billion in debt. Much of the revenue for the new company will come from the paid TV business of Dish, which analysts say is on the decline.”

Wireless spectrum is the key to Dish’s $25.5 B bid for Sprint, CNET.com

April 15, 2013

Execution Risk & Wireless Expertise

“New Street Research analyst Jonathan Chaplin argued that the Dish offer failed to bring the capital or management needed to build and operate a next-generation mobile network.”

Rival offers weighed up in race for Sprint, Financial Times

April 17, 2013

“[B]oth proposals would also see existing Sprint shareholders keep a stake in the post-merger company—this is where SoftBank may be on stronger footing…Dish’s case rests on still-vague plans to boost revenue by bundling satellite TV subscriptions with wireless contracts. SoftBank, however, says it can back Sprint with resources and expertise to invest in the rollout of a fourth-generation network that competes with AT&T and Verizon.”

Heard on the Street: SoftBank—No Rush on Sprint, Wall Street Journal

April 17, 2013

“One of the most compelling elements of the SoftBank combination is that SoftBank has a proven track record of turning around a struggling wireless asset and being outstanding cost managers.”

Wall Street Divided Over Dish Deal, Wall Street Journal MoneyBeat (citing an analyst with New Street Research)

April 16, 2013

“SoftBank would be a more compelling partner for Sprint… They don’t have to match what Dish does because the value proposition after any deal closes we think is stronger with SoftBank than it is with Dish.”

Surprise Bids for Sprint Have Further to Go: Real M&A, Bloomberg (citing an analyst with New Street Research)

April 16, 2013

“Dish could face a difficult transition from the traditional pay-television business into the fast-paced wireless industry if it wins the bid, says Carrie MacGillivray, program vice president for mobile services at IDC Research. SoftBank, in contrast, has more experience with mobile operations.”

Will Dish serve Sprint customers well? MarketWatch

April 16, 2013

“SoftBank is a much larger company and a wireless one, to boot. SoftBank could bring its own innovations, leverage over handset makers in the form of ownership of spectrum in Japan, and history of successfully competing against larger telecom companies to the US.”

Sprint is Dish’s last, desperate attempt to be able to offer cell service before its deal with the FCC runs out, Quartz.com

April 15, 2013

“For his video plan to work, though, Mr. Ergen would likely need the programmers who control rights to mobile use of their shows to sign off. While Dish executives have said they have sewn up some of those rights, Dish’s relationships with media partners are among the most contentious of any major TV distributor.”

Dish Network’s Bid for Sprint Bets on Consumers Hungry for Data, Wall Street Journal

April 15, 2013

Synergies

“Investors’ two main worries, she wrote, are that Ergen would not achieve his ambitious synergies and that capital expenditures would be more than expected.”

Sprint taps advisers to weigh Dish bid, The Deal (citing an analyst with Wells Fargo Securities)

April 23, 2013

“It is also unclear how the pay-TV provider will achieve its lofty projections for cost synergies of $11 billion and additional revenue of $24 billion.”

DISH buyout offer for Sprint puts high-yield bonds in the hotseat, MarketWatch (citing Moody’s)

April 22, 2013

“Part of Dish’s justification is that the deal would create new revenue opportunities worth almost as much, in present value terms, as the offer for Sprint. It’s the kind of vague promise that’s easy to make but very difficult to deliver.”

Dish $25.5bln Sprint bid mixes hype with reality, Reuters Breakingviews

April 15, 2013

“However, we believe there is substantial risk to realizing expected cost and revenue synergies. We expect a combined DISH/Sprint would have significant network capital investment requirements over a multiyear period beyond current expectations in order to deliver a robust video, wireless data, fixed broadband, and mobile video solution that DISH outlined in its proposal.”

DISH Bid for Sprint Laced with Risk and Reward Ratings Endorsement Policy, Fitch Ratings

April 15, 2013

Time Delays

“Sprint and SoftBank are already far along in the regulatory-approval process, with the Department of Justice having already signed off on antitrust issues. A Dish bid would reset the clock, costing Sprint precious time in the highly competitive wireless market, as a report from policy research firm MGA pointed out last week.”

Dish’s Ergen Dishes on His Bid to Buy Sprint, Barron’s Tech Trader Daily

April 22, 2013

“One potential downside to a Dish/Sprint deal for regulators is that the SoftBank/Sprint transaction is already in day 136 of its review at the FCC. A Dish/Sprint deal would have to start with a fresh clock.”

Dish Offers $25.5 Billion in Rival Bid for Sprint, Communications Daily

April 16, 2013

“But for Sprint, he sees the new offer as a cause of more confusion and delay in its efforts to catch up to Verizon and AT&T. Sprint’s strategic options could be limited while this new deal is being considered and that would be a benefit to the competition.”

Dish Makes $25.5B Offer For Sprint, Broadcasting & Cable (citing the founder of Recon Analysts)

April 15, 2013

Combining Dish with Sprint

“With its reputation of being one of the most difficult companies to work for in America, Dish Network’s corporate culture would probably clash with just about any potential merger partner.”

Workplace culture a big challenge of proposed Dish-Sprint merger, Denver Post

April 21, 2013

“The website 24/7 Wall St recently named Dish the ‘meanest company in America.’”

Charlie Ergen: Media mogul at a Sprint, Financial Times

April 19, 2013

“Earlier this month the Hollywood Reporter dubbed Charlie Ergen ‘the most hated man in Hollywood.’”

Dish Networks tries to buy mobile provider Sprint Nextel for $25.5bn, The Guardian

April 15, 2013

Important Information

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.